January 30, 2012

Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Elite Pharmaceuticals, Inc.
Form 10-K for the Year Ended March 31, 2011
SEC filing No. 001-15697

Dear Mr. Rodriguez:

On behalf of Elite Pharmaceuticals, Inc. (the "Company"), I hereby respond to the comments contained in your January 20, 2012 comment letter.

Comment No. 1:

General

1.	You disclose on page 6 that on March 3, 2011, the U.S. Food and Drug Administration announced its intention to remove approximately 500 cough/cold and allergy related products from the U.S. market, including the Lodrane products which were responsible for 97% and 100% of your revenues for Fiscal 2011 and Fiscal 2010, respectively. We note that the FDA began its Unapproved Drug Initiative in June 2006. Prior to this March 3, 2011 announcement, however, it does not appear that you disclosed the potential risk that these unapproved drugs may be removed from the market. Given your substantial dependence on unapproved products, please advise us why you believe that this additional disclosure was not necessary in your filings prior to the March 3, 2011 announcement.

Response: Elite consistently has provided risk factors regarding the regulatory risk inherent with a pharmaceutical product. The following risk factor was in our annual report on form 10-K covering the period April 1 2006 to March 31, 2007. This risk factor continues to be disclosed in our relevant SEC filings through the date hereof.

Even after regulatory approval, we will be subject to ongoing significant regulatory obligations and oversight.

Even if regulatory approval is obtained for a particular product candidate, the FDA and foreign regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses or marketing of such products, or impose ongoing requirements for post-approval studies. Following any regulatory approval of our product candidates, we will be subject to continuing regulatory obligations, such as safety reporting requirements, and additional post-marketing obligations, including regulatory oversight of the promotion and marketing of our products. If we become aware of previously unknown problems with any of our product candidates here or overseas or at our contract manufacturers’ facilities, a regulatory agency may impose restrictions on our products, our contract manufacturers or on us, including requiring us to reformulate our products, conduct additional clinical trials, make changes in the labeling of our products, implement changes to or obtain re-approvals of our contract manufacturers’ facilities or withdraw the product from the market. In addition, we may experience a significant drop in the sales of the affected products, our reputation in the marketplace may suffer and we may become the target of lawsuits, including class action suits. Moreover, if we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing and marketing these products. (Emphasis added)

When Elite becomes aware of a potential issue it discloses the issue. In this regard, we disclosed a risk about the FDA rejection of one of the raw materials for Lodrane. The FDA rejected a lot of raw material in May 2010 and we reported that rejection in our next scheduled report (form 10-K for the fiscal year ended March 31, 2010). In addition, we disclosed in a risk factor that if this continued, it could stop Elite from manufacturing the Lodrane Products (as defined below). This risk factor was added in the annual report on form 10-K covering the period April 1, 2009 to March 31, 2010 and continues to be disclosed in our relevant SEC filings through the date hereof.

We are dependent on a small number of suppliers for our raw materials and any delay or unavailability of raw materials can materially adversely affect our ability to produce products.

We have recently experienced delays when passing imported raw materials through customs.  We have also had a shipment for one of the imported raw materials used to manufacture the products made for ECR Pharmaceuticals rejected at customs under Federal Drug & Cosmetic Act (FD&CA) Sections 502(f)(1) and 801(a)(3). ECR Pharmaceuticals is responsible for the regulatory matters related to these products.  We have notified ECR Pharmaceuticals and they have initiated a discussion with the FDA.  If rejection of this raw material at customs continues, it could prevent us from manufacturing these products. (Emphasis added)

On March 4, 2011, one day after the FDA stated its intention to remove the 500 products, Elite issued a press release and filed an 8-K disclosing the FDA’s intentions. The risk and effects of this event have been included in every relevant report filed with the SEC since that date.

Please note that neither we nor, to our knowledge, ECR, who is our partner and the company that drug listed this product, ever received any direct formal communication from the FDA regarding a potential issue that might cause the removal of these formally drug listed products or the hundreds of other similar long marketed products. ECR notes that similar and related products to the Lodranes had been marketed for more than 50 years with minimal comment and no action to cease marketing. This notice and prescribed action by the FDA was fully unexpected. One would not reasonably expect the FDA to take action on an entire category of hundreds of antihistamine and antihistamine-decongestant extended release drugs, whose components had been safely marketed for years. Functionally, this action left physicians and patients without medications that had successfully treated their allergic condition.

An “Unapproved Drug” is a drug not approved through either a New Drug Application (“NDA”) or Abbreviated New Drug Application (“ANDA”). Lodrane is part of a category, generally described as DESI products, and IRS (identical, related or similar) products and refer to a category of drugs that had been marketed before 1962. Hearings related to some of these were set in 1968 and these hearings remained on the docket until January 2011. The FDA longstanding policy is that products subject to an ongoing DESI proceeding, like the products in this category, may remain on the market while the proceeding is pending. Further, the FDA has taken the position that absent a safety issue arising with these types of products or issuance of an NDA for these, the matter did not rise to a level in which the Agency would use its resources to take action.

In 2006, the FDA disclosed an “Unapproved Drug Initiative.” This Initiative did not appear to differ from the approach the FDA had taken historically with these products. That is, the FDA continued to take a risk-based enforcement approach and said that it would concentrate its resources on those products that posed the highest threat to public health and would not impose undue burdens on consumers and would not unnecessarily disrupt the market. The FDA said they would focus on the following type of products:

  Drugs with potential safety risks
  Drugs that lack evidence of effectiveness
  Health fraud drugs
  Drugs that present direct challenges to the new drug approval and OTC drug monograph systems
  Unapproved new drugs that are also violative of the Act in other ways
  Drugs that are reformulated to evade an FDA enforcement action

Until the FDA action in 2011, the FDA only removed products in the following categories:

  Products that had documented safety or poor adverse event history such as carbinoxamine drug products, quinine sulfate drug products, cholchicine injectable products.
  Products that competed with an approved drug such as guaifenesin
  Products that were determined not to be efficacious such as tremethobenzamide HCl
  Products with safety-related labeling issues such as hydrocodone and ergotamine.

None of these categories apply to the Lodrane Products. The Lodrane Products were officially drug listed with the FDA and the FDA was provided with labeling and product information. The Lodrane Products had a sound safety record. Lodrane was efficacious; its antihistamine and decongestant ingredients are listed in the FDA’s OTC Cough-Cold Monograph as safe and effective and the products are within the daily dosing specifications listed in the Monograph. The Lodrane Products were manufactured in Elite’s FDA registered facility. This facility was routinely inspected by the FDA and these Lodrane Products were reviewed without issue.

Furthermore, in 2010 ECR initiated discussions with the FDA and began formalized IND applications for the Lodrane Products. This was proprietary information for ECR at the time and therefore was not disclosed by Elite. However, we believe that ECR was intending to get an NDA approval for this product for economic reasons - if the FDA approved the NDA, it would remove any similar products on the market for an exclusivity period as was done with guaifenesin. Furthermore, ECR had expected that once this process was started, the FDA would allow this product to remain on the market as along as ECR continued to move diligently forward to obtain the NDA. The FDA had previously provided a pathway for Pancreatic Enzyme Replacement Therapy (PERT) drugs which had a similar regulatory status at the FDA to remain on the market while additional work was being completed for the NDA. We expected that this further reduced any risk that the Lodrane Products might be pulled off the market prior to obtaining the NDA.

In conclusion, as discussed above, when Elite becomes aware of a potential issue it promptly discloses it. We disclosed in our regulatory filings the general risk that the Lodrane Products could be taken off the market by the FDA. When we became aware of the FDA’s rejection of a raw material, we promptly disclosed it. When we became aware of the FDA’s intention to remove the 500 products, we promptly disclosed it. The FDA’s historical treatment of products such as Lodrane did not appear to create additional risk beyond what was disclosed. Furthermore, the 2006 initiative did not appear to differ materially from the FDA’s historical treatment of these products based on the description provided by the FDA and did not appear to create additional risk.

Comment No. 2:

Management’s Annual Report on Internal Control over Financial Reporting, page 56

2.	We note your statement that your management assessed the effectiveness of your internal control over financial reporting as of March 31, 2011 and determined that there were material weaknesses. Please revise your disclosure in future filings to state, if true, that your internal control over financial reporting was ineffective.

Response: The Company will revise its disclosure in future filings to state, if true, that its internal control over financial reporting was ineffective.

The Company acknowledges that:

•         The Company is responsible for the adequacy and accuracy of the disclosures in the filing,

•         the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in reviewing the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

/s/ Chris Dick

Chris Dick, President